Exhibit 99.1

INTERNATIONAL ROYALTY CORPORATION

Report of Voting Results - Annual and Special Meeting held May 18, 2007

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of International Royalty Corporation (the “Company”) held on May 18, 2007 in Toronto, Ontario (the “Meeting”).

1.

Election of Directors

A resolution electing the following nine directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands:

Douglas B. Silver
Douglas J. Hurst
George S. Young
Robert W. Schafer
Gordon J. Fretwell
Rene G. Carrier
Christopher Daly
Colm St. Roch Seviour
Edward L. Mercaldo

2.

Appointment of Auditors

A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands.

3.

Amended and Restated Stock Option Plan

The resolution to approve the Amended and Restated Stock Option Plan was withdrawn by the Corporation and not submitted to shareholders for a vote.

For additional information, please see the Company’s management information circular dated April 13, 2007 filed in connection with the Meeting.

DATED at Toronto, Ontario, May 18th, 2007.

INTERNATIONAL ROYALTY CORPORATION
Per:	“Ray Jenner”
Name:	Ray Jenner
Title:	Secretary

DM_TOR/237461-00001/2219549.1